Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On October 12, 2011, Exelon and Constellation issued the attached press release concerning the rebuttal testimony the two companies filed with the Maryland Public Service Commission (PSC) regarding their proposed merger:

FOR IMMEDIATE RELEASE

EXELON, CONSTELLATION STRENGTHEN MERGER PROPOSAL

Companies make additional commitments and safeguards regarding BGE, settle market power issues,

and reaffirm the benefits the merger will provide BGE, its customers and Maryland

Chicago, IL and Baltimore, MD (October 12, 2011) – Exelon Corporation (NYSE:EXC) and Constellation Energy (NYSE:CEG) today filed rebuttal testimony with the Maryland Public Service Commission (PSC) that strengthens the companies’ commitments related to the proposed merger, which is currently under review by the PSC. The testimony addresses statements, concerns and proposed conditions set forth in intervenor testimony submitted Sept. 16 from the State of Maryland, Maryland Energy Administration (MEA), PSC Staff and the Office of People’s Counsel, as well as other parties.

The merger proposal provides a direct investment in Maryland of more than $250 million, including a $100 rate credit for each BGE residential customer, investments in energy efficiency and renewable energy, and a new headquarters building in Baltimore.

“We are confident that the proposed merger is good for BGE, its customers and the state of Maryland. Our proposal offers significant direct benefits to BGE’s customers. Now we have agreed to additional conditions proposed by the parties,” said Christopher M. Crane, president and COO of Exelon. “We appreciate the input from stakeholders and look forward to a continuing dialogue to address their issues.”

Additional Safeguards to BGE

The Exelon/Constellation testimony filed today addresses BGE’s ability to continue to provide safe and reliable service and operate in the public interest. To ensure BGE has a strong voice at Exelon, the company has agreed that BGE CEO Kenneth W. DeFontes, Jr. will sit on Exelon’s executive committee—which assists the CEO with the overall management of the company—and that Crane will sit on the BGE board of directors. Exelon also has proposed a series of corporate governance measures that will ensure that BGE will remain locally managed and has the resources to provide safe and reliable power. The combined company also will follow a series of ring-fencing requirements designed to protect BGE customers and will not seek to change it for at least three years. To ensure reliable service continues, BGE also commits to capital spending and O&M expenditures consistent with BGE’s plan for two years and will notify the PSC regarding a wide range of financial metrics, so it can monitor BGE’s ongoing financial health.

“BGE will remain locally managed, will have the same accountability to the PSC as it currently does, and will have a strong voice at Exelon,” said DeFontes. “As part of Exelon, BGE will continue to provide safe and reliable service to its customers at just and reasonable rates.”

Other Conditions

Some of the conditions proposed by the other parties are unnecessary, could harm BGE and its customers, or would adversely impact the terms of the transaction. For example, the MEA proposed that Exelon dramatically increase its 25 megawatt commitment to new renewable energy projects in Maryland.

“We believe that our commitment to 25 megawatts of new renewable energy in Maryland will add substantially to the state’s generation resources, create jobs, advance the state’s goal of increasing its reliance on clean renewable resources and reduce greenhouse gas emissions,” Crane said. “Our 25 megawatt commitment is about five times larger than the one accepted by Maryland regulators in the recent merger between FirstEnergy Corp. and Allegheny Energy, Inc.”

Exelon also said it could not accept proposals that would limit its future growth as a condition of the merger, nor can it agree to spinning off BGE, even at an unspecified future date.

“We can’t commit to limiting future growth and doing so could limit our ability to expand our businesses and grow jobs in Maryland. It would cripple our ability to adapt to a continually changing marketplace and to make decisions that are in the best interests of all of Exelon’s stakeholders, including Maryland-based Constellation NewEnergy and BGE,” said Crane. “A spin-off also would harm BGE customers and destroy much of the benefit of the transaction.”

Other parties similarly made proposals that are unnecessary for the merger to be in the public interest. For example, the Office of People’s Counsel suggested a three-year rate freeze at BGE, which would jeopardize BGE’s ability to make the significant capital expenditures needed to maintain the reliability of the distribution system.

Market Power Commitment

Exelon’s original proposal included 2,648 megawatts of proposed divestitures to mitigate concerns about market power.

Earlier this week, Exelon and Constellation reached a settlement with Dr. Joseph Bowring, the PJM Independent Market Monitor, who had previously raised market power concerns regarding the merger. The settlement contains a number of commitments by the merged company, including limiting the universe of potential buyers of the divested assets to entities without significant market shares in the relevant PJM markets. The settlement also includes assurances about how the merged company will bid its units into the PJM markets.

The PJM Independent Market Monitor works with PJM and all market stakeholders to help ensure the PJM markets remain robust and competitive.

In a letter Bowring filed together with the settlement at the Federal Energy Regulatory Commission and the PSC, Bowring said: “The commitments made by the applicants in the settlement, if binding on the applicants, would alleviate the market monitor’s concerns about the effects of the merger on PJM markets.”

Exelon and Constellation will ask both FERC and the PSC to include in any order approving the proposed merger a condition that the companies abide by the terms and conditions of the settlement.

In addition to the companies’ merger filing with the PSC, Exelon and Constellation made other regulatory filings in support of their proposed merger. On Aug. 3, the Public Utility Commission of Texas approved the merger. Other regulatory approvals required include the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission and the New York State Public Service Commission. The companies plan to seek shareholder approval for the transaction in November. Pending all required approvals, Exelon and Constellation expect to complete their merger in early 2012.

About Exelon Corporation

Exelon Corporation is one of the nation’s largest electric utilities with more than $18 billion in annual revenues.

The company has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.4 million customers in northern Illinois and southeastern Pennsylvania and natural gas to approximately 490,000 customers in the Philadelphia area. Exelon is headquartered in Chicago and trades on the NYSE under the ticker EXC. Learn more online: www.exeloncorp.com.

About Constellation Energy

Constellation Energy (www.constellation.com) (NYSE: CEG) is a leading competitive supplier of power, natural gas and energy products and services for homes and businesses across the continental United States. It owns a diversified fleet of generating units, totaling approximately 12,000 megawatts of generating capacity, and is a leading advocate for clean, environmentally sustainable energy sources, such as solar power and nuclear energy. The company delivers electricity and natural gas through the Baltimore Gas and Electric Company (BGE), its regulated utility in Central Maryland. A FORTUNE 500 company headquartered in Baltimore, Constellation Energy had revenues of $14.3 billion in 2010.

For the latest information about the Exelon-Constellation merger, visit the merger website: www.exelonconstellationmerger.com

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data:

Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.

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Media Contacts:	Exelon	Constellation
	Judy Rader	Lawrence McDonnell
	312-394-7417	410-470-7433
Investor Contacts:	Exelon	Constellation
	Stacie Frank	Sandra Brummitt
	312-394-3094	410-470-6440